United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Bed Bath & Beyond Inc.
(Exact name of registrant as
specified in its charter)

New York	0-20214	11-2250488
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

650 Liberty Avenue	07083
Union, New Jersey	(Zip Code)
(Address of principal executive offices)

Arlene Hong
Executive Vice President, Chief Legal Officer and Corporate Secretary
(908) 688-0888
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

As provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD, a Conflict Minerals Report is provided as an Exhibit to this Form SD and is available at the following internet website: http://www.bedbathandbeyond.com under the Investor Relations, Financial Information, SEC Filings section. The information contained on the Company’s website is not incorporated by reference into this Form SD or the Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning tin, tantalum, tungsten and gold from recycled or scrap sources that may be contained in the Company’s in-scope products is included in the Conflict Minerals Report and is incorporated into this Form SD by reference.

Item 1.02 Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 - Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 - Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report for the calendar year ended December 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BED BATH & BEYOND INC.
(Registrant)

By:	/s/ Gustavo Arnal	May 31, 2022
Name:	Gustavo Arnal
Title:	Chief Financial Officer